UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OSIRIS THERAPEUTICS, INC.

(Name of Subject Company)

PAPYRUS ACQUISITION CORP.

(Offeror)

SMITH & NEPHEW CONSOLIDATED, INC.

SMITH & NEPHEW PLC

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

68827R108

(CUSIP Number of Class of Securities)

Smith & Nephew plc
15 Adam Street
London
WC2N 6LA
England
Telephone: +44 (0)20 7401 7646

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Scott A. Barshay

David Klein

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A*	N/A*

*                 A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Papyrus Acquisition Corp., a Maryland corporation (“Purchaser”), and a direct wholly-owned subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of common stock of Osiris Therapeutics, Inc., a Maryland corporation (“Osiris”), at a price of $19.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of March 12, 2019, among Parent, Purchaser and Osiris. Purchaser is an indirect wholly-owned subsidiary of Smith & Nephew plc (“Smith & Nephew”).

Cautionary Statement Regarding Forward-Looking Statements

This Schedule TO-C (including its exhibits, the “Schedule TO”) contains forward-looking information related to Smith & Nephew, Osiris and the proposed transaction that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this Schedule TO-C include, among other things, statements about the potential benefits of the proposed transaction, including expected synergies, the expected timing of completion of the proposed transaction, anticipated earnings accretion and growth rates, as well as Smith & Nephew’s and Osiris’ plans, expectations, financial condition, results of operations, products and business. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. These forward-looking statements may be affected by risks and uncertainties, including the risk that the proposed transaction will not close when expected or at all; the risk that the conditions to the tender offer will not be satisfied in the anticipated timeframe or at all, including uncertainties as to how many of Osiris’ stockholders will tender their shares in the tender offer; risks related to the ability to realize the anticipated benefits of the proposed transaction, including the possibility that its expected benefits and synergies will not be realized or will not be realized within the expected time period; negative effects of this Schedule TO-C or the consummation of the proposed transaction on the market price of Smith & Nephew shares and its operating results; the risk that Smith & Nephew’s and Osiris’ business will be adversely impacted during the pendency of the proposed transaction; the risk that the operations of the two companies will not be integrated successfully; significant transaction costs; unknown liabilities; and the risk of litigation and regulatory actions related to the proposed transaction.  Additionally, for Smith & Nephew, these factors also include economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses, and disruption that may result from transactions or other changes we make in our business plans or organization to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature.  Please refer to the documents that Smith & Nephew has filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Many of the factors described above are beyond Smith & Nephew’s control.  Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution.  Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

Additional Information about the Proposed Transaction and Where to Find It

The tender offer described in this Schedule TO-C has not yet commenced. The materials provided in this Schedule TO-C are for informational purposes only and do not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Smith & Nephew, Parent and Purchaser intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Osiris intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Parent and Osiris intend to mail these documents to the Osiris stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov or by contacting the information agent for the tender offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF OSIRIS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 12, 2019, issued by Smith & Nephew plc.
99.2	Investor presentation, dated March 12, 2019, issued by Smith & Nephew plc.